SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549
                                  SCHEDULE 13G
                                 (Rule 13d-102)
                               (Amendment No. 3)*


                         Warwick Community Bancorp, Inc.
   -------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
  ----------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   936559-10-3
        ---------------------------------------------------------------
                                 (CUSIP Number)

                                       N/A
              Date of Event which Requires Filing of this Statement

         Check the appropriate box to designate the rule pursuant to which the
Schedule is filed:

         |X| Rule 13d-1(b)
         |_| Rule 13d-1(c)
         |_| Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.   936559-10-3               13G             Page 2 of 6 Pages
         --------------------------                        --   --
-----------------------------------             --------------------------------

1          NAME OF REPORTING PERSONS
           SS. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (Entities Only)
            Warwick Community Bancorp, Inc. Employee Stock Ownership Plan
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) |_|
                                                                        (b) |_|
3          SEC USE ONLY
4          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware Corporation's employee benefit plan
---------  ---------------------------------------------------------------------

       NUMBER OF          5         SOLE VOTING POWER
         SHARES                                                    0
      BENEFICIALLY        ------------------------------------------------------
        OWNED BY          6         SHARED VOTING POWER
          EACH                                               401,677
       REPORTING          ------------------------------------------------------
         PERSON           7         SOLE DISPOSITIVE POWER
          WITH                                                     0
--------------------------------------------------------------------------------
                          8         SHARED DISPOSITIVE POWER
                                                              523,487
--------------------------------------------------------------------------------
9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                             523,487
--------------------------------------------------------------------------------
10         CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES*
                                                                   0
--------------------------------------------------------------------------------
11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                  9.8% of 5,333,076 shares of Common Stock
                                  outstanding as of December 31, 2000
--------------------------------------------------------------------------------
12         TYPE OF REPORTING PERSON*
                                                                  EP
---------- ---------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
                                                           (FOOTNOTE ON PAGE 4)

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                                                               Page 3 of 6 Pages

                                    ITEM 1(A)

NAME OF ISSUER:        Warwick Community Bancorp, Inc. ("Company")


                                    ITEM 1(B)

ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICE:     18 Oakland Avenue
                                                    Warwick, NY 10990-0591


                                    ITEM 2(A)

NAME OF PERSON FILING:         Warwick Community Bancorp, Inc. Employee Stock
                               Ownership Plan Committee


                                    ITEM 2(B)

ADDRESS OF PRINCIPAL BUSINESS OFFICE:       c/o Warwick Community Bancorp, Inc.
                                            18 Oakland Avenue
                                            Warwick, NY 10990-0591

                                    ITEM 2(C)

CITIZENSHIP:           U.S.A.

                                    ITEM 2(D)

TITLE OF CLASS OF SECURITIES:           Common Stock, par value $.01 per share
                                        ("Common Stock")

                                    ITEM 2(E)

CUSIP NUMBER:                                     936559-10-3

                                     ITEM 3

                                             The person filing is an:

(f) |X| Employee Benefit Plan or Pension Fund which is subject to the provisions of the Employee

          Retirement Income Security Act of 1974 or an Endowment Fund.



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                                                               Page 4 of 6 Pages

                                     ITEM 4
OWNERSHIP

                  The following information with respect to the ownership of Common Stock by the Warwick Community Bancorp, Inc. Employee Stock Ownership Plan ("Plan") is provided as of December 31, 1999. None of the shares set forth below constitute shares the beneficial ownership of which the Plan had the right to acquire within 60 days following such date.

         (A) AMOUNT BENEFICIALLY OWNED. . . . . . . .             523,487

         (B) PERCENT OF CLASS . . . . . . . . . . . .                 9.8%

         (C) NUMBER OF SHARES AS TO WHICH
             SUCH PERSON HAS:

                  (I) SOLE POWER TO VOTE OR TO
                      DIRECT THE VOTE . . . . . . . . .                0

                  (II) SHARED POWER TO VOTE OR TO
                       DIRECT THE VOTE. . . . . . . . .           401,677(1)

                  (III) SOLE POWER TO DISPOSE OR TO
                        DIRECT DISPOSITION OF . . . . .                 0

                  (IV) SHARED POWER TO DISPOSE OR TO
                       DIRECT DISPOSITION OF  . . . . .            523,487

                  The reporting person is an employee stock ownership plan under the Employee Retirement Income Security Act of 1974, as amended ("ERISA") with individual accounts for the accrued benefits of participating employees and their beneficiaries. The reporting person is administered by an ESOP Committee ("ESOP Committee") and its assets are held in trust by a trustee ("Plan Trustee"). The number of shares listed as beneficially owned represents the entire number of shares of Common Stock held by HSBC Bank USA, as Plan Trustee, as of December 31, 2000. As of December 31, 2000, 121,810(2) of such shares of Common Stock had been allocated to individual accounts established for participating employees and their beneficiaries, and 401,677 of such shares were held, unallocated, for allocation in future years. In general, participating employees and their beneficiaries have the power and authority to direct the voting of shares of Common Stock allocated to their individual accounts. Such allocated shares are, therefore, not included as shares over which the reporting person has sole or shared voting power. The reporting person, through the Committee and the Plan Trustee, has shared voting power over all shares of unallocated Common Stock. Any shares of unallocated Common Stock is generally required to be directed by the Committee to be voted by the Plan Trustee in the same proportion
--------
         1 This number reflects the unallocated shares held in the ESOP. All allocated ESOP shares have pass-through voting. In the event that a participant does not direct his/her vote, those shares would be voted in proportion to the directions received, in the same manner as the unallocated shares are voted, and the Committee would be deemed to have voting power over such shares.
         2 This number does not reflect the allocation of shares to individual accounts for 2000, which allocation is expected to be completed within the next few months.


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                                                      Page 5 of 6 Pages

as Common Stock which has been allocated to Participants is directed to be voted. The reporting person, through the Committee and the Plan Trustee, has shared dispositive power over all unallocated Common Stock held by the reporting person. The reporting person, acting through the Committee and the Plan Trustee, shares dispositive power over allocated Common Stock with participating employees and their beneficiaries, who have the right to determine whether Common Stock allocated to their respective accounts will be tendered in response to a tender offer but otherwise have no dispositive power. Any unallocated Common Stock is generally required to be directed by the Committee to be tendered by the Plan Trustee in a tender offer in the same proportion as Common Stock which has been allocated to Participants is directed to be tendered. In limited circumstances, the fiduciary responsibility provisions of ERISA may cause the Committee and the Plan Trustee to exercise the power and duty to control the voting and tendering of Common Stock allocated to the accounts of participating employees and beneficiaries who fail to exercise their voting and/or tender rights. The reporting person disclaims voting power with respect to such allocated Common Stock.

                                     ITEM 5
Not applicable

                                     ITEM 6

OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON:

                  Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in the form of additional securities, are added to their respective individual accounts. Dividends on Common Stock allocated to the accounts of participating employees and their beneficiaries, to the extent paid in cash, are, at the direction of the Company, either (i) credited to the respective individual accounts, (ii) distributed immediately to the participating employees and their beneficiaries,
(iii) distributed to the participating employees and their beneficiaries within 90 days of the close of the ESOP Year in which such dividends were paid, or (iv) used to pay principal and interest on outstanding indebtedness incurred by the reporting person to acquire Common Stock.

                                     ITEM 7
Not applicable

                                     ITEM 8
Not applicable

                                     ITEM 9
Not applicable

                                     ITEM 10

CERTIFICATION:

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect.

                                                     Page 6 of 6 Pages



                                    SIGNATURE

                  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                February 14, 2001
       ------------------------------------------------------------------
                                     (Date)

WARWICK  COMMUNITY BANCORP, INC. EMPLOYEE STOCK OWNERSHIP PLAN

         By: Warwick Community Bancorp, Inc. Employee Stock Ownership Plan Committee

         By:      /s/ Timothy A. Dempsey
                  -------------------------------
                  Timothy A. Dempsey
                  Member

         By:      /s/ Ronald J. Gentile
                  -------------------------------
                  Ronald J. Gentile
                  Member

         By:      /s/ Nancy L. Sobotor-Littell
                  -------------------------------
                  Nancy L. Sobotor-Littell
                  Member

         By:      /s/ Barbara A. Rudy
                  -------------------------------
                  Barbara A. Rudy
                  Member

         By:      /s/ Arthur W. Budich
                  -------------------------------
                  Arthur W. Budich
                  Member